

16004389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1 Consent of Baker Tilly Virchow Krause, LLP, Independent Auditors

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

Muscatine, Iowa

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2015 and 2014
and for the Year Ended December 31, 2015

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

Report of Independent Registered Public Accounting Firm

To the Members of the Pension and Retirement Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, Iowa

We have audited the accompanying statements of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental referred to above is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 15, 2016

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2015 and 2014

ASSETS

	2015	2014
INVESTMENTS AT FAIR VALUE		
Participant-directed Investments	$649,186,816	$660,131,283
HNI Corporation Stock Fund	86,311,632	127,342,468
Total investments, at fair value	735,498,448	787,473,751
RECEIVABLES		
Participant contributions	39	-
Company contributions	26,714,071	24,728,601
Notes receivable from participants	15,880,658	15,572,409
Total receivables	42,594,768	40,301,010
TOTAL ASSETS	778,093,216	827,774,761
LIABILITIES		
Accrued fees	56,766	4,771
Corrective distributions	-	73,629
TOTAL LIABILITIES	56,766	78,400
NET ASSETS AVAILABLE FOR BENEFITS	$778,036,450	$827,696,361

See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2015

ADDITIONS	
Contributions	
Participant	$ 27,706,337
Employer cash	22,261,604
Employer noncash (HNI Corporation common stock)	6,828,003
Rollovers	1,260,273
Total contributions	58,056,217
Investment Income	
Other income	2,374
Interest and dividends	5,225,700
Net investment income	5,228,074
Interest from participant notes receivable	636,748
Total additions	63,921,039
DEDUCTIONS	
Net depreciation in fair value of investments	48,932,100
Benefits paid to participants	63,824,592
Administrative expenses	824,258
Total deductions	113,580,950
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(49,659,911)
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	827,696,361
NET ASSETS AVAILABLE FOR BENEFITS -	
End of year	$778,036,450

See accompanying notes to financial statements.

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees who are age 18 years or older of HNI Corporation and its 100% owned subsidiaries/divisions, including: Allsteel Inc., Artco Bell Corporation, Commercial Office Interiors LLC, Connect People+Space, LLC, Contract Resource Group LLC, The Gunlocke Company LLC, Hearth & Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, IAW LLC, Maxon Furniture Inc., Midwest Folding Products, Paoli Inc., Sagus International, Inc., and Wilson Office Interiors LLC (collectively the "Company").

Effective January 1, 2014, the Plan was amended to remove Young Office Solutions, LLC as a participating subsidiary/division, as the result of a sale. In addition, effective January 1, 2014, the Plan was amended to cover employees of Artco Bell Corporation, Mohon International, Midwest Folding Products, Sagus International, Inc., and Texwood Furniture, Ltd. (collectively "Sagus International, Inc."), who were previously covered by the Sagus International 401(k) Retirement Plan.

Effective January 1, 2015, the Plan was amended to remove Mohon International, Texwood Furniture, Ltd., and Workspace Ohio LLC as participating subsidiaries/employers, at which time none of the entities had any employees.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code ("Code"). Annually, the Plan will automatically escalate by one percent (1%) the deferral rate of any participant whose deferral is at least one percent (1%) but no more than four percent (4%) of compensation until such participant's pay reduction equals five percent (5%) of compensation. At the time of employment or reemployment and unless a participant affirmatively elects to the contrary, a participant is automatically enrolled in the Plan and deemed to have elected a three percent (3%) pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Thereafter, on the anniversary date of such participant's automatic enrollment date, the pre-tax deferral rate is increased by one percent (1%) until such time as it reaches a maximum of five percent (5%).

Participants also may contribute amounts representing distributions ("rollover contributions") from other qualified benefit or defined contribution plans.

The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the plan year and the last quarter of the prior plan year ("retirement contribution"). The Company made a retirement contribution of $6,621,102 for the 2015 plan year. Each subsidiary/division may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $13,264,945 for the 2015 plan year. In addition, the Company may elect to contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution"). The Company made a company ownership contribution of $6,828,003 for the 2015 plan year. Certain designated subsidiaries/divisions provide matching contributions in lieu of other employer contributions listed above. The Company made matching contributions of $2,344,949 for the 2015 plan year.

NOTE 1 - Description of the Plan - continued

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify all of their account balance, including the portion attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account.

Vesting – New participants in the Plan will be immediately vested in their entire account. All other participants with active accounts are fully vested in their entire account; however, amounts held in the Sagus Plan Nonelective Employer Contribution Account or the Sagus Plan Employer Matching Contribution Account as of January 1, 2014 are subject to the vesting schedule shown below:

Years of Vesting Service	Vested Percentage
Less than 1 year	0%
At least 1 year but less than 2 years	10%
At least 2 years but less than 3 years	20%
At least 3 years but less than 4 years	40%
At least 4 years but less than 5 years	60%
At least 5 years but less than 6 years	80%
6 years or more	100%

Investment Options – Participants may direct the investment of their account balances in any or all of various investment options, which include HNI Corporation Stock Fund, and the Fidelity BrokerageLink, as well as mutual fund and collective fund options. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in the investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

Notes Receivable From Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, "eligible loan accounts"). The loans are secured by the balance in the participant's account. New loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance plus any accrued interest, which approximates fair value.

Payment of Benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and, for participants who have attained age 59½, as defined in the plan document. The Plan also allows an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation – The Plan's investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Fund Committee determines the Plan's valuation policies utilizing information provided by the investment advisors, trustee, and collective fund managers. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable – Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Code are recorded as a liability. The Plan distributed the excess contributions attributable to the year ended December 31, 2014 to the affected participants prior to March 15, 2015. There were no excess contributions as of December 31, 2015.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2015 and 2014, respectively.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are paid by the Company.

Forfeitures – At December 31, 2015 and 2014, unallocated plan assets resulting from forfeited participant accounts totaled $12,723 and $3,680, respectively. These amounts will be used to reduce employer matching contributions. During 2015, forfeitures of $16,703 were used to reduce employer matching contributions.

NOTE 3 – Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent).* ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. Management has elected to early adopt the provisions of this new standard and, accordingly, the standard was retrospectively applied herein.

In July 2015, the FASB issued ASU No. 2015-12, *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) – I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient*. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a US Department of Labor Form 5500 as a direct filing entity, disclosure of that investment's strategy is no longer required. Parts I and III of the update are not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Part II require retrospective application. Management has elected to early adopt the provisions of Part II of this new standard and, accordingly, these provisions were retrospectively applied.

NOTE 4 - Company Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the HNI Corporation Stock Fund is as follows:

	2015	2014
HNI Corporation common stock	$ 86,311,632	$127,342,468
Company contribution receivable		
Profit sharing and retirement contribution	174,345	137,476
Company ownership contribution	6,828,003	6,415,190
Net assets – HNI Corporation stock fund	$ 93,313,980	$133,895,134

Change in net assets of Company Stock Fund:	
Company contributions	
Profit sharing and retirement contribution	$ 188,547
Company ownership contribution	6,828,003
Participant contributions	300,461
Net depreciation in fair value	(36,569,057)
Dividends	2,566,197
Benefits paid to participants	(8,807,575)
Expenses	(128,413)
Transfers from Company Stock Fund	(6,258,109)
Transfers to Company Stock Fund	1,298,792
Change in net assets – HNI Corporation stock fund	$ (40,581,154)

NOTE 5 – Fair Value Measurements

Investments are valued at fair value. Accounting Standards Codification ("ASC") Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under authoritative guidance are described below:

Basis of Fair Value Measurement

Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 5 – Fair Value Measurements - continued

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective funds: Valued at the NAV of units of the collective fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser may reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 67,183,305	$ -	$ -	$ 67,183,305
Common stocks	86,311,632	-	-	86,311,632
Self-directed brokerage	25,327,285	-	-	25,327,285
Total assets in the fair value hierarchy	$ 178,822,222	$ -	$ -	178,822,222
Investments measured at net asset value (a)				556,676,226
Investments at fair value				$ 735,498,448

NOTE 5 – Fair Value Measurements - continued

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 57,116,897	$ -	$ -	$ 57,116,897
Common stocks	127,342,468	-	-	127,342,468
Self-directed brokerage	21,422,606	-	-	21,422,606
Total assets in the fair value hierarchy	$ 205,881,971	$ -	$ -	205,881,971
Investments measured at net asset value (a)				581,591,780
Investments at fair value				$ 787,473,751

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Net asset values and fair values were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2015 and 2014. There are no restrictions on redemption of Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day.

The Plan's practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2015, the Plan had no transfers between Levels 1, 2, or 3.

NOTE 6 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated September 12, 2014 that the Plan was designed in accordance with applicable Code requirements. The Plan has since been amended; however, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to be qualified and the related trust is tax exempt. An application for a new IRS letter of determination was applied for on January 25, 2016.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Beginning in 2013, the Plan was subject to an IRS audit of the 2010 Plan year; however, the IRS closed that examination in 2014 with no changes.

NOTE 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8 - Related Party Transactions

At December 31, 2015 and 2014, the Plan held 2,739,343 and 2,849,670 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $66,369,939 and $64,339,855 at December 31, 2015 and 2014, respectively. Contributions receivable as of December 31, 2015 and 2014 included $6,828,003 and $6,415,190, respectively, to be put towards the purchase of common stock. During the year ended December 31, 2015, the Plan recorded dividend income of $2,566,197 from the Company common stock.

Certain plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). Fidelity Management Trust Company, a related Fidelity company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

Fidelity receives revenue from mutual fund and collective trust fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services to the Plan. If the revenue received by Fidelity exceeds the amount owed under the Plan, Fidelity remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.

NOTE 9 – Risks and Uncertainties

The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

As of December 31, 2015 and 2014, Plan assets representing more than 10% of the total investments included $86,311,632 and $127,342,468, respectively, in company stock, and $452,630,850 and $485,405,711, respectively, invested in target date collective investment funds.

NOTE 10– Prohibited Transactions

The DOL considers late deposits to be prohibited transactions as disclosed in the accompanying supplemental information. The Company failed to deposit a participant contribution of $39 within the required timeframe as defined by the Department of Labor (DOL) regulations. The Company has self-corrected the deficiency as of March 2016 using the principles of the DOL's Voluntary Fiduciary Correction (VFC) Program.

NOTE 11 – Administration of Plan Assets

The Plan's assets are administered under an agreement with Fidelity Management Trust Company, the trustee of the Plan. The trustee invests funds received from contributions, investment sales, interest and dividend income, and makes benefit payments and other distributions to participants.

NOTE 12 – Subsequent Events

Management has evaluated the impact of all subsequent events through June 15, 2016, the date the Plan's financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015
EIN: 42-0617510; PLAN: 001

(a)	(b) Identity of Issuer/ Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Market Value
*	HNI CORPORATION COMMON STOCK, 2,739,343 shares		$66,369,939	$ 86,311,632
	FIDELITY BROKERAGE LINK		**	25,327,285
	MUTUAL FUNDS:			
		Doubleline Core Fixed Income	**	7,877,234
*		Fidelity Cash Reserves	**	203,050
*		Fidelity Inst Cash Portfolio Money Market	**	836,749
		Harbor International Inst Fund	**	11,713,657
		Vanguard Total Stock Market Index Fund - Admiral	**	46,552,615
	COMMON COLLECTIVE FUNDS:			
		Morley Stable Value Fund	**	16,487,821
		Schwab Managed Ret Trust Fund Income	**	7,354,285
		Schwab Managed Ret Trust Fund 2010	**	93,906,981
		Schwab Managed Ret Trust Fund 2020	**	227,006,106
		Schwab Managed Ret Trust Fund 2030	**	131,717,764
		Schwab Managed Ret Trust Fund 2040	**	62,014,942
		Schwab Managed Ret Trust Fund 2050	**	18,079,921
		Schwab Managed Ret Trust Fund 2060	**	108,406
*	LOANS TO PARTICIPANTS (maturing from 2016 - 2030, with interest rates from 4.25% to 9.25%)		- 0 -	15,880,658
	Total assets held at end of year			$ 751,379,106

* Represents a party-in-interest to the Plan.

** Cost not required for participant-directed investments.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
SCHEDULE H, LINE 4a –
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
EIN: 42-0617510; PLAN: 001

Participant contributions transferred to this plan late	Total that constitute nonexempt prohibited transactions:
$39	$39

☐ Check here if late participant loan repayments are included

Payroll date	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
12/31/2015	-	39	-	-

Note: Contribution was deposited on 01/29/2016; lost earnings deposited on March 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 17, 2016

By: 

Kurt A. Tjaden

Administrative Committee Member and

Vice President and Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statements No. 333-31366 and No. 333-168758 of HNI Corporation on Form S-8 of our report dated June 15, 2016 appearing in this Annual Report on Form 11-K of the HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2015.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 15, 2016